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SEC Mail Processing

MAR 07 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70505

ANNUAL REPORTS
FORM X-17A-5
PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Palm Tree Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11755 Wilshire Blvd Suite 2300
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Blake Helling	646-684-1262	bhelling@palmtreellc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway - Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2023	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pardis Nasseri, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palm Tree Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chairman & CEO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On 03/04/2025 before me, Alex Itkis, Notary public,
(Here insert name and title of the officer)

personally appeared Pardis Nasseri,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

[signature]
Notary Public Signature (Notary Public Seal)

THE GREAT SEAL OF THE STATE OF CALIFORNIA
ALEX ITKIS
COMM # 2378028
Los Angeles County
California Notary Public
Comm Exp Oct. 9, 2025

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath and Affirmation
(Title or description of attached document)

Form X-17A5
(Title or description of attached document continued)

Number of Pages ____ Document Date 3/04/25

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

____
(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

PALM TREE SECURITIES LLC

Report of Independent Registered Public Accounting Firm and Financial Statements

Year Ended December 31, 2024

PALM TREE SECURITIES LLC
FINANCIAL STATEMENTS
December 31, 2024

CONTENTS

Page

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Member of
Palm Tree Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palm Tree Securities LLC (the Company) as of December 31, 2024, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
March 4, 2025

We have served as the Company's auditor since 2020.

PALM TREE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

Assets		
Cash	$	541,829
Prepaid Expenses and Other Current Assets		5,088
Related-Party Receivables		387,008
Total Assets	$	933,925
Liabilities and Member's Equity		
Accounts Payable	$	15,911
Accrued Expenses		119,417
Related-Party Payables		51,527
Total Liabilities		186,855
Member's Equity		
Member's Contributions		411,087
Retained Earnings		335,983
Total Member's Equity		747,070
Total Liabilities and Member's Equity	$	933,925

The accompanying notes are an integral part of these financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF OPERATIONS

Palm Tree Securities LLC (the "Company"), a Delaware limited liability company was formed on February 3, 2020, and is a wholly owned subsidiary of Palm Tree Advisors LLC (the "Parent" or "Member") which is a wholly owned subsidiary of Palm Tree DE LLC (the "Affiliate"). The Company conducts business as a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and engages in the following business activities:

1. Advising institutional and corporate clients on, and facilitating, mergers and acquisitions, financial restructurings, asset sales, divestitures or other corporate reorganizations or business combination transactions; and

2. Acting as a private placement agent with respect to private offerings of debt securities and/or equity securities in primary offerings by issuers in accordance with the exemption from registration set forth in Section 4(a)(2) of the U.S. Securities Act of 1933 (the "Securities Act") and Rule 506 of Regulation D thereunder.

The Company was admitted membership in FINRA and SIPC on November 6, 2020.

(b) BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(c) USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) CONTRACT BALANCES AND CREDIT LOSSES

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when the payment is received and the performance obligations are not yet satisfied.

The Company uses the allowance method to account for uncollectible accounts based on historical write offs, overall economic conditions, and an evaluation of the current aging status of its receivables to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. Bad debt expenses as of December 31, 2024, and 2023 were $50,000 and $0, respectively. The Company did not have contract liabilities as of December 31, 2024 or December 31, 2023.

(e) CONCENTRATION OF CREDIT RISK

Cash includes deposits with banks and all highly liquid investments that are not segregated for regulatory purposes and have maturities of three months or less. The Company's cash is held at one financial institution in a bank deposit account which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on cash.

During the period, two clients comprised 76% of investment banking revenues.

(f) FINANCIAL INSTRUMENTS AND FAIR VALUE

The carrying amounts of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

(g) INCOME TAXES

The Company is a limited liability company and has elected to be treated as a single member, disregarded entity for income tax purposes. Accordingly, income taxes are borne by the Member and the Company is subject to state limited liability company franchise tax.

(h) RISK AND UNCERTAINTIES

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from larger companies, volatility of the industry, ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company and general economic conditions.

NOTE 2 – MEMBER'S EQUITY

Since inception and as of December 31, 2024, the Company's membership interest is held by the Parent. Any available cash that the Company elects to distribute would be eligible for distribution to the Parent in accordance with applicable SEC and FINRA requirements.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $354,974, which was $342,516 in excess of its required net capital of $12,458. The Company's aggregate indebtedness to net capital ratio was 0.5264:1.

NOTE 4 – RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Affiliate and the Parent. The terms of the expense sharing agreement require any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses, to be repaid to the Parent and the Affiliate at cost. Expenses recorded for services provided on behalf of the Company were $1,220,679 through December 31, 2024. As of December 31, 2024, the Company reported related-party receivables totaling $387,008 from the Affiliate and $0 from the Parent. As of December 31, 2024, the Company reported related-party payables totaling $0 to the Affiliate and $51,527 to the Parent.

As discussed in Note 1 above, the Company is engaged by the Parent to perform capital-raising activities for the Parent and its affiliates. These services include, but are not limited to, reviewing and planning financing needs, performing due diligence, and executing certain capital-raising transactions. In consideration for these services, the Company receives compensation from the Parent. For the year ended December 31, 2024, the Company recognized $1,279,708 in intercompany revenues in the accompanying statement of income.

The Company pays an annual management fee to an affiliate under common ownership, Nasseri Holdings, equal to the greater of $600,000 or 25% of the consolidated operating income of the Company and its Parent. For the year ended December 31, 2024, the Company paid a management fee of $300,000 to Nasseri Holdings, which is included in the $1,220,679 of expenses described above.

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 5 – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. The Company does not have any commitments, contingencies and guarantees to report for the year ended December 31, 2024.

NOTE 6 – SEGMENT REPORTING

The Company is engaged in a single line of business as a limited purpose broker-dealer, which is comprised of investment banking. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies. The Company derived 76 percent of its total revenues from two external customers in 2024. The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, income, changes in member's equity, and cash flows.